FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Translation of Notice of the 139th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 27, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

May 26, 2008

Notice of the 139th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 139th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

In the event you are not able to attend, it is requested that you review the reference documentation for Ordinary General Meeting of Shareholders on pages 3 through 7 and exercise your voting rights by 5 p.m. of June 19, 2008 (Thursday), as it is possible to exercise your voting rights in writing, via the Internet (http://www.e-tosyodai.com/), or by other means.

1. Date	Friday, June 20, 2008 at 10:00 a.m.

2. Location	Mielparque Hall 5-20, Shiba-Koen 2-chome, Minato-ku, Tokyo

(Please note that the venue has changed as of this year.)

3. Agenda

Reporting Matter

Report on the Business Report, Financial Statements, and Consolidated Financial Statements for the 139th Business Term (from April 1, 2007 to March 31, 2008), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matter to Be Resolved

Item	Election of 13 Directors due to expiration of the term of office of all Directors

4. Matters Concerning Exercise of Voting Rights

(1)	Should no indication is made of whether you approve or disapprove the agenda item in exercising your voting rights in writing, you will be deemed to have approved.

(2)	Should you exercise your voting rights via the Internet, your vote via the Internet will be deemed to be the official indication of your intent, even if you mail your voting form.

(3)	You may appoint only one proxy who exercises your voting rights on your behalf; provided, however, that such proxy must be a shareholder of the Company entitled to vote. In so doing, a document certifying the power of representation is required to be submitted to the Company.

Very truly yours,

Kazuo Furukawa
President, Chief Executive Officer and Director

When attending the Ordinary General Meeting of Shareholders, you are requested to submit the enclosed voting right card at the reception desk.

In the event the Business Report, Financial Statements, Consolidated Financial Statements or Reference Documents for the Ordinary General Meeting of Shareholders need to be modified in the period from the dispatch of this notice to the preceding day of the general meeting, the Company will post such modification on its website (http://www.hitachi.co.jp/).

The “Notice of the 139th Ordinary General Meeting of Shareholders” and “Report on the 139th Business Term” are posted on the Company website.

Reference Documentation

Matter to Be Resolved

Item    Election of 13 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 13 Directors be elected. The nominees are as follows:

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
	Etsuhiko Shoyama	Chairman of the Board,	4/1959 Joined Hitachi, Ltd.	Shares
1	(Mar. 9, 1936)	Hitachi, Ltd. (Chairman of Nominating Committee and Compensation Committee)	6/1991 Director 6/1993 Executive Managing Director 6/1995 Senior Executive Managing Director 6/1997 Executive Vice-President and Representative Director 4/1999 President and Representative Director 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 4/2006 Representative Executive Officer, Chairman and Director 4/2007 Chairman of the Board	132,000	None
2	Kazuo Furukawa (Nov. 3, 1946)	Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee)	4/1971 Joined Hitachi, Ltd. 6/2003 Vice President and Executive Officer 4/2004 Senior Vice President and Executive Officer 4/2005 Representative Executive Officer, Executive Vice President and Executive Officer 4/2006 Representative Executive Officer, President and Chief Executive Officer 6/2006 Representative Executive Officer, President, Chief Executive Officer and Director	69,000	None
3	Tadamichi Sakiyama (Jun. 13, 1941)	Director, Hitachi, Ltd. (Standing Member of Audit Committee)	4/1964 Joined Hitachi, Ltd. 6/1994 General Manager of Accounting Department 4/1999 General Manager of Internal Auditing Office 6/2001 Board Director, Senior Vice President, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”) 4/2003 Executive Vice President and Representative Director, Hitachi Construction Machinery 6/2003 Representative Executive Officer, Executive Vice President,Executive Officer and Director, Hitachi Construction Machinery 4/2006 Director, Hitachi Construction Machinery 6/2006 Director, Hitachi, Ltd.	24,000	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
	Michiharu Nakamura	Fellow, Hitachi, Ltd.	4/1967 Joined Hitachi, Ltd.	Shares
4	(Sep. 9, 1942)		8/1992 General Manager of Central Research Laboratory 4/2001 General Manager of Research and Development Group 6/2003 Senior Vice President and Executive Officer 4/2004 Representative Executive Officer, Executive Vice President and Executive Officer 4/2007 Fellow	59,000	None
5	Toyoaki Nakamura (Aug. 3, 1952)	Representative Executive Officer, Senior Vice President and Executive Officer, and Director, Hitachi, Ltd.	4/1975 Joined Hitachi, Ltd. 1/2006 General Manager, Finance Department I 4/2007 Representative Executive Officer, Senior Vice President and Executive Officer 6/2007 Representative Executive Officer, Senior Vice President and Executive Officer, and Director	12,000	None
6	Yoshie Ota (Sep. 1, 1942)	Advisor, Japan Institute of Workers’ Evolution Director, Hitachi, Ltd. (Member of Nominating Committee and Audit Committee)	4/1966 Joined Ministry of Labour 12/1991 Vice Governor of Ishikawa Prefecture 7/1994 Director-General, Minister’s Secretariat, Ministry of Labour 6/1995 Director-General, Women’s Bureau, Ministry of Labour 7/1998 Chairman, Japan Institute of Workers’ Evolution 7/2005 Advisor, Japan Institute of Workers’ Evolution Representative Director, Kabushiki Kaisha Kokusai Kenshu Service (Retired in October 2007) 6/2007 Director, Hitachi, Ltd.	2,000	None
7	Mitsuo Ohashi (Jan. 18, 1936)	Chairman of the Board, Showa Denko K.K. (“Showa Denko”) Director, Hitachi, Ltd. (Member of Nominating Committee)	3/1959 Joined the Mitsui Bank Limited 12/1961 Joined Showa Denko 3/1989 Director 3/1993 Managing Director 3/1995 Senior Managing Director 3/1997 President (CEO) and Representative Director 1/2005 Chairman of the Board of Directors and Representative Director 3/2007 Chairman of the Board 6/2007 Director, Hitachi, Ltd.	1,000	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
	Akihiko Nomiyama	Special Advisor, NIPPON	4/1957 Joined NIPPON MINING CO., LTD.	Shares
8	(Jun. 15, 1934)	MINING HOLDINGS, INC. (“NMH”) Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee)	6/1984 Director, NIPPON MINING CO., LTD. 6/1989 Managing Director 12/1992 Managing Director, NIKKO KYODO CO., LTD. 12/1993 Managing Director, JAPAN ENERGY CORPORATION (“JEC”) 6/1994 Senior Managing Director, JEC 6/1996 President and CEO and Representative Director, JEC 6/2000 Chairman of the Board, President and CEO and Representative Director, JEC 4/2002 Chairman of the Board and Representative Director, JEC 9/2002 President and CEO and Representative Director, NMH 6/2003 Chairman of the Board and Representative Director, NMH 6/2006 Special Advisor, NMH 6/2007 Director, Hitachi, Ltd.	1,000	None
9	Kenji Miyahara (Nov. 5, 1935)	Senior Advisor, Sumitomo Corporation Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee)	4/1958 Joined Sumitomo Corporation 6/1986 Director 6/1990 Managing Director 6/1993 Senior Managing Director and Representative Director 6/1995 Executive Vice President and Representative Director 6/1996 President and Chief Executive Officer and Representative Director 6/2001 Chairman of the Board and Representative Director 6/2007 Senior Advisor Director, Hitachi, Ltd.	1,000	None
10	Tohru Motobayashi (Jan. 5, 1938)	Attorney at Law Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee)	4/1963 Member of the Tokyo Bar Association 6/1970 Partner, Mori Sogo Law Offices 4/2002 President of the Japan Federation of Bar Associations (Retired in March 2004) 6/2006 Director, Hitachi, Ltd. 4/2008 Partner, Ihara and Motobayashi	20,750	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
	Takeo Ueno	Senior Adviser, Hitachi Via	4/1964 Joined Hitachi, Ltd.	Shares
11	(Feb. 9, 1942)	Mechanics, Ltd. Director, Hitachi, Ltd.	5/1995 General Manager, Materials Department 4/2000 Deputy General Manager, Sales Management Division 6/2001 President and Representative Director, Hitachi Via Mechanics, Ltd. 6/2007 Senior Adviser, Hitachi Via Mechanics, Ltd. Director, Hitachi, Ltd.	38,000	None
12	Shungo Dazai (Jan. 20, 1939)	Chairman of the Board, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)	4/1961 Joined Hitachi, Ltd. 10/1970 Joined Hitachi Construction Machinery 6/1995 Director 6/1997 Executive Managing Director 6/1999 Senior Vice President 4/2003 Representative Director, President and Chief Executive Officer 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 4/2006 Chairman of the Board and Representative Executive Officer 4/2008 Chairman of the Board	13,150	None
13	Michihiro Honda (Oct. 13, 1942)	Chairman of the Board, Hitachi Metals, Ltd. (“Hitachi Metals”) Director, Hitachi, Ltd.	4/1965 Joined Hitachi Metals 6/1995 Member of the Board of Directors 6/1999 Executive Managing Director and Representative Director 6/2000 President and Representative Director 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 6/2006 Chairman of the Board 6/2007 Director, Hitachi, Ltd.	13,000	None

Notes:	1.	Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara and Mr. Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3-7 of the Enforcement Regulations of the Companies Act.

	2.	Ms. Yoshie Ota was selected as an outside director nominee, since she can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on her diverse experience and insight in such areas as public administration. It has been one year since Ms. Ota assumed office as the Company’s outside Director.

	3.	Messrs. Mitsuo Ohashi, Akihiko Nomiyama and Kenji Miyahara were selected as outside director nominees, since they can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on their rich experience and insight as the top executives of major global companies. It has been one year since they assumed office as the Company’s outside Directors.

	4.	Mr. Tohru Motobayashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as a legal expert. Although Mr. Motobayashi has not been involved in the management of companies outside of his capacities as an outside director, the Company has determined that he will be able to perform his duties as an outside director appropriately, since he is well versed in the practical applications of business law, including corporate governance and the establishment of compliance structures. It has been two years since he assumed office as the Company’s outside Director.

	5.	NEC Corporation, where Mr. Kenji Miyahara is serving as an outside director, announced on September 21, 2007, that it was not able to complete the additional analysis on revenue recognition, which was required of NEC Corporation in the course of an audit of the consolidated financial statements for FY2005, and is consequently not able to submit the annual report on said fiscal year and subsequent fiscal years to the U.S. Securities and Exchange Commission. Mr. Miyahara, who is regularly expressing his views at NEC Corporation’s Board of Directors meetings from such perspectives as ensuring the appropriateness of financial reporting, reinforcing compliance structures, including information disclosure, and reinforcing the risk management structure, deliberated on measures to be taken, information disclosure policies, and other matters upon receipt of reports on the subsequent status of the situation and the like, and made various recommendations, expressed his views, and otherwise provided input for the further enhancement of NEC Corporation’s internal control system.

	6.	The Company has a limited liability agreement (hereinafter referred to as “Agreement”) stipulated in Article 427, Paragraph 1 of the Companies Act with Ms. Yoshie Ota and Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the Agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act, and the Agreement will be extended should the aforementioned individuals be reappointed at this Meeting.

	7.	In the event this agenda is approved, the membership and the chair of the committees are expected to be as follows:

Nominating Committee	Etsuhiko Shoyama (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa
Audit Committee	Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura
Compensation Committee	Etsuhiko Shoyama (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa

Reporting Matter

Report on the 139th Business Term

1. Business Report (from April 1, 2007 to March 31, 2008)

(1) Business Overview and Results of Hitachi Group

Business Results

The Japanese economy during the period under review continued to grow though at a moderate pace, supported by capital investments and exports. Further, the world economy remained robust overall in spite of the effect of the subprime loan problem, in addition to the escalation of crude oil and raw material prices.

To report on the consolidated performance of the Hitachi Group in this environment, revenues increased by 10% from the preceding fiscal year to JPY11,226.7 billion due in part to growth in overseas revenues. Operating income increased by 89% from the preceding fiscal year to JPY345.5 billion as a result of a significant earnings increase in Power & Industrial Systems due to improvement in the power systems business, as well as solid performance in Information & Telecommunication Systems and other segments. However, a loss of JPY58.1 billion was incurred following the preceding fiscal year, due to the posting of restructuring charges in the area of flat-panel TV business and the posting of an impairment loss on plasma display panel manufacturing facilities and other assets.

In accordance with the resolution of the Board of Directors, the Company decided on annual dividend of JPY6 per share, including interim dividend of JPY3 per share, for the second consecutive fiscal year.

The Company intends to continue making maximum efforts possible for an early improvement of its performance and an increase in dividend in order to meet shareholder expectations.

Measures Taken

The Hitachi Group is working on enhancing its competitiveness by continually promoting structural reforms of its businesses as well as investing aggressively in its priority businesses in order to establish a stable and profitable business structure.

Joint ventures with GE of the U.S. were initiated in the domestic and overseas markets this fiscal year in the nuclear power generation equipment business, where global market growth is expected from the perspective of preventing global warming. The goal is to increase orders received through the provision of high-quality services, from designing to manufacturing and maintenance. Drastic business reorganization was undertaken in the flat-panel TV business, including enhancement of the development and sales of high value added products, and expansion of sales to customers outside the Hitachi Group, as well as improvement of the production efficiency, of plasma display panels. Profitability was achieved in the hard disk drive business during the second half of the fiscal year, due to the positive effects of such measures as the reinforcement of the management team through partial change in members, the concentration of business resources on priority products, and the consolidation of production sites.

A comprehensive strategic alliance was established with Canon Inc. and Matsushita Electric Industrial Co., Ltd. in the LCD business for the further evolution of the latest panel technology, and a part of the shares of Hitachi Displays, Ltd. was transferred to the two companies.

Business Results by Industry Segment

[Information & Telecommunication Systems]

Revenues increased from the preceding fiscal year, due to solid performance in the service businesses, including software and outsourcing, along with growth in hardware business. Operating income improved significantly from the preceding fiscal year, due in part to the achievement of profitability in the hard disk drive business in the second half of the fiscal year.

[Electronic Devices]

While revenues remained at the same level as the preceding fiscal year, operating income increased, due primarily to healthy performance of Hitachi High-Technologies Corporation.

[Power & Industrial Systems]

Both revenues and operating income increased substantially from the preceding fiscal year, due primarily to considerable improvement in the power business and the continued healthy performance of Hitachi Construction Machinery Co., Ltd.

[Digital Media & Consumer Products]

Revenues remained at the same level as the preceding fiscal year. In spite of improvement in the room air conditioner business and solid performance in the area of air conditioning equipment for enterprises, operating loss was posted, due primarily to a decline in the price of flat-panel TVs and an increase in expenses related to the reorganization of the sales structure.

[High Functional Materials & Components]

Both revenues and operating income increased from the preceding fiscal year, owing to the healthy performance of the three companies, Hitachi Metals, Ltd. in the automotive- and electronics-related product sectors, Hitachi Chemical Co., Ltd. in the semiconductor-related product sector, and Hitachi Cable, Ltd. in wires and cables.

[Logistics, Services & Others]

Both revenues and operating income increased from the preceding fiscal year, due to the growth of Hitachi Transport System, Ltd. mainly in the third party logistics business involving the comprehensive outsourcing of logistic activities by customers.

[Financial Services]

Although sales decreased from the preceding fiscal year, this segment saw an increase in operating income.

[Revenues and Operating Income by Industry Segment]

	(Billions of yen)
	Revenues			Operating Income (Loss)
Industry Segment	Fiscal 2006(A)	Fiscal 2007(B)	(B)/(A)	Fiscal 2006(A)	Fiscal 2007(B)	(B)/(A)
Information & Telecommunication Systems	2,472.2	2,761.1	112%	60.3	116.1	192%
Electronic Devices	1,287.4	1,293.5	100%	45.7	54.0	118%
Power & Industrial Systems	3,022.2	3,568.1	118%	36.3	138.4	380%
Digital Media & Consumer Products	1,506.0	1,504.6	100%	(58.4)	(109.9)	—%
High Functional Materials & Components	1,794.5	1,875.0	104%	132.3	141.0	107%
Logistics, Services & Others	1,213.5	1,271.4	105%	20.2	27.8	138%
Financial Services	500.0	445.4	89%	23.5	25.4	108%
Subtotal	11,796.1	12,719.3	108%	260.2	393.0	151%
Eliminations & Corporate Items	(1,548.2)	(1,492.6)	—%	(77.7)	(47.5)	—%

Total	10,247.9	11,226.7	110%	182.5	345.5	189%

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	Revenues by industry segment include intersegment transactions.

	4.	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

(2) Main Products and Services of Hitachi Group (As of March 31, 2008)

Industry Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Hard Disk Drives, Disk Array Subsystems, Servers, Mainframes, Personal Computers, Telecommunications Equipment, ATMs	22%

Electronic Devices	Liquid Crystal Displays (“LCDs”), Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Semiconductors	10%

Power & Industrial Systems	Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Industrial Machinery and Plants, Automotive Products, Construction Machinery, Elevators, Escalators, Railway Vehicles	28%

Digital Media & Consumer Products	Optical Disk Drives, Plasma TVs, LCD TVs, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Information Storage Media, Batteries, Air-Conditioning Equipment for Enterprises	12%

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor Materials, Circuit Boards and Materials, Organic and Inorganic Chemical Products, Synthetic Resin Products, Display Related Materials, Specialty Steels, Magnetic Materials and Components, High Grade Casting Components	15%

Logistics, Services & Others	General Trading, Logistics, Property Management	10%

Financial Services	Leasing, Loan Guarantees, Insurance Services	3%

(3) Major Facilities of Hitachi Group (As of March 31, 2008)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Kanagawa (Yokohama, Atsugi, Odawara, Kawasaki, Hadano), Aichi (Toyokawa), Yamaguchi (Kudamatsu)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)

Major Facilities of Consolidated Subsidiaries of the Company

Major consolidated subsidiaries of the Company and their locations are as stated in “(5) Major Hitachi Group Companies.”

(4) Employees of Hitachi Group (As of March 31, 2008)

Industry Segment	Number of Employees	Change from the End of the Preceding Year
Information & Telecommunication Systems	99,964	+1,707
Electronic Devices	27,349	-1,510
Power & Industrial Systems	96,867	-26
Digital Media & Consumer Products	35,752	-497
High Functional Materials & Components	50,934	-2,530
Logistics, Services & Others	29,851	+593
Financial Services	3,941	+27
Corporate (Head Office and others)	3,152	+50

Total	347,810	-2,186
(the Company)	(37,143)	(-926)

Note:	The total number of employees of Hitachi Group and the Company including part-time employees was 389,752 and 40,223, respectively.

(5) Major Hitachi Group Companies (As of March 31, 2008)

Industry Segment	Name of Company	Location
Information & Telecommunication Systems	Hitachi Communication Technologies, Ltd.	Shinagawa-ku, Tokyo
	Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
	Hitachi Information & Control Solutions, Ltd.	Hitachi, Ibaraki
	Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo
	Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
	Hitachi Software Engineering Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo
	Hitachi Computer Products (America), Inc.	U.S.A.
	Hitachi Computer Products (Europe) S.A.S.	France
	*Hitachi Data Systems Holding Corp.	U.S.A.
	*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands

Electronic Devices	Hitachi Displays, Ltd.	Mobara, Chiba
	Hitachi High-Technologies Corporation	Minato-ku, Tokyo
	Hitachi Medical Corporation	Chiyoda-ku, Tokyo
	Hitachi Display Device (Suzhou) Co., Ltd.	China

Power & Industrial Systems	Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo
	Clarion Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
	Hitachi-GE Nuclear Energy, Ltd.	Hitachi, Ibaraki
	Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Mobile Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Plant Technologies, Ltd.	Toshima-ku, Tokyo
	Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa
	Hitachi Automotive Products (USA), Inc.	U.S.A.
	Hitachi Elevator (China) Co., Ltd.	China
	Hitachi Power Europe GmbH	Germany

Digital Media & Consumer Products	Fujitsu Hitachi Plasma Display Limited	Kunitomi, Miyazaki
	Hitachi Appliances, Inc.	Minato-ku, Tokyo
	Hitachi Maxell, Ltd.	Ibaraki, Osaka
	Hitachi Media Electronics Co., Ltd.	Oshu, Iwate
	Hitachi Home Electronics (America), Inc.	U.S.A.
	Shanghai Hitachi Household Appliances Co., Ltd.	China

High Functional Materials & Components	Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
	Hitachi Metals, Ltd.	Minato-ku, Tokyo

Logistics, Services & Others	Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Life Corporation	Hitachi, Ibaraki
	Hitachi Transport System, Ltd.	Koto-ku, Tokyo
	Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo
	Hitachi America, Ltd.	U.S.A.
	Hitachi Asia Ltd.	Singapore
	Hitachi (China), Ltd.	China
	Hitachi Europe Ltd.	U.K.

Financial Services	Hitachi Capital Corporation	Minato-ku, Tokyo
	Hitachi Insurance Services, Ltd.	Chiyoda-ku, Tokyo

Notes:	1.	The total number of consolidated subsidiaries (including variable interest entities) pursuant to Article 2, Paragraph 3, Item 20 of the Regulations of Companies’ Financial Statements is 910.

	2.	The number of equity-method affiliates is 171. The major equity-method affiliates are Hitachi Kokusai Electric Inc., Renesas Technology Corp., Hitachi Koki Co., Ltd., Japan AE Power Systems Corporation and Casio Hitachi Mobile Communications Co., Ltd.

	3.	The companies marked with * are holding companies; their major operating companies are located in the United States.

	4.	Hitachi-GE Nuclear Energy, Ltd. acquired nuclear power related business of the Company through a corporate split on July 1, 2007.

	5.	Guangzhou Hitachi Elevator Co., Ltd. changed its name to Hitachi Elevator (China) Co., Ltd. on June 29, 2007.

	6.	Fujitsu Hitachi Plasma Display Limited changed its name to Hitachi Plasma Display Limited on April 1, 2008.

(6) Capital Investment of Hitachi Group

Investment in new plant and equipment amounted to JPY969.0 billion, down JPY79.4 billion from the preceding fiscal year. The total excluding investment in lease assets and the like was JPY512.4 billion. This amount was accounted for chiefly by investment directed to power plants, railway vehicles, and construction machinery. A breakdown of capital investment by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	103.5
Electronic Devices	26.4
Power & Industrial Systems	163.0
Digital Media & Consumer Products	91.6
High Functional Materials & Components	106.6
Logistics, Services & Others	38.5
Financial Services	495.3
Subtotal	1,025.3
Eliminations & Corporate Items	(56.2)

Total	969.0

Note:	The figures above include JPY456.6 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(7) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY428.1 billion. R&D activities were focused on strengthening leading-edge and basic technologies, and accelerating start-up of new businesses and the development of new products. Notable achievements included the development of EMIEW 2, a compact lightweight robot equipped with a speech recognition feature and automatic obstacle avoidance technology, and finger vein authentication technology embedded on steering wheel enabling authorized driver verification by gripping the steering wheel. A breakdown of R&D expenses by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	155.2
Electronic Devices	46.7
Power & Industrial Systems	110.4
Digital Media & Consumer Products	37.0
High Functional Materials & Components	50.7
Logistics, Services & Others	4.6
Financial Services	1.2
Corporate Items	22.0

Total	428.1

(8) Borrowings and Financing Activity of Hitachi Group

Major Financing Activities

Hitachi Metals, Ltd. issued convertible bond type debentures with stock acquisition rights in the amount of JPY40.0 billion in September 2007 and 29th series of unsecured straight debentures in the amount of JPY20.0 billion in October 2007 for the purpose of repaying a part of its short-term borrowings.

Hitachi Capital Corporation issued 32nd series of unsecured straight debentures in the amount of JPY20.0 billion in June 2007, and 33rd series and 34th series of unsecured straight debentures in the amount of JPY10.0 billion and JPY20.0 billion, respectively, in November 2007, mainly for redeeming its straight debentures.

Hitachi Construction Machinery Co., Ltd. procured funding in the amount of JPY77.8 billion for capital investment by issuing shares through public offering and private offering to the Company in August 2007.

Major Borrowings (As of March 31, 2008)

Name of Company	Creditor	Balance of Borrowings
The Company	Nippon Life Insurance Company	30.0 billion yen
	Mizuho Corporate Bank, Ltd.	28.2 billion yen
	Meiji Yasuda Life Insurance Company	25.0 billion yen

Hitachi Capital Corporation	Mizuho Corporate Bank, Ltd.	24.6 billion yen
Note:	In addition to the figures shown above, the Company owes JPY170.0 billion of long-term borrowings by means of syndicated loan agreements.

(9) Problems Facing Hitachi Group

A look at the future business environment raises concerns of a slowdown of the U.S. economy triggered by the subprime loan problem, and of sluggish growth in exports and corporate earnings as regards the Japanese economy. On the other hand, there are increased opportunities to utilize the strengths of the Hitachi Group, given the expanding demand in overseas markets, where the improvement of social infrastructures is progressing, and growing global needs for environment-related business, among other factors.

Under these circumstances, the policy of the Company is to aggressively practice the corporate credo of “contributing to society through technology.” At the same time, the Company will vigorously implement the following measures to increase the corporate value of the Group.

•

In the flat-panel TV business where profitability issues remain, all available resources of the Hitachi Group will be mobilized to market high value-added products for differentiation from other companies. In addition, cost competitiveness will be thoroughly reinforced in order to improve the profit structure at an early date.

•	Market trends will be assessed accurately for aggressive investment in business areas and geographical regions where growth can be expected, and efforts will be made to create Group synergy.

•

A strong commitment will be made to strengthen MONOZUKURI (designing, manufacturing and repairing products) capabilities, and efforts will be made to improve quality in order to provide customers with safe products that can be used with ease of mind.

•

Efforts will be made to develop and promote the sales of products that satisfy the Company’s environmental standards, embracing the conservation of global environment as a mission of the Hitachi Group as well as a significant business opportunity.

•

Collaboration between designing and materials procurement will be reinforced, and competitiveness will be enhanced through cost reduction starting from the product development stage, as well as through thorough delivery date management.

•	Risks related to large-scale overseas projects will be managed thoroughly, thereby improving profitability in the expanding overseas markets.

•	An efficient operating infrastructure employing information technology will be promoted, and efforts will be made to ensure information security.

•	Sustained growth will be realized by making efforts to foster human resources to lead our global business deployment, along with efforts to energize the workplace.

•

Efforts will be made to establish business ethics, commit to “business basics and ethics,” and thoroughly eliminate violations of laws and regulations in order to solidify the credibility from the customers and the society.

(10) Five-year Summary of Assets and Results of Operation of Hitachi Group

Consolidated Basis

	(Billions of yen)
Fiscal Year	2003	2004	2005	2006	2007
Revenues	8,632.4	9,027.0	9,464.8	10,247.9	11,226.7
Operating Income	184.8	279.0	256.0	182.5	345.5
Income Before Income Taxes and Minority Interests	237.1	264.5	274.8	202.3	324.7
Net Income (Loss)	15.8	51.4	37.3	(32.7)	(58.1)

Total Assets	9,590.3	9,736.2	10,021.1	10,644.2	10,530.8

Notes:	1.	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	In fiscal 2004, operating income increased due to a good performance by High Functional Materials & Components segment and Power & Industrial Systems segment and net income also improved.

	4.	In fiscal 2005, both operating income and net income decreased from the preceding year due primarily to a decrease in operating income in Electronic Devices segment and an operating loss in Digital Media & Consumer Products segment.

	5.	In fiscal 2006, both the operating income and income before income taxes and minority interests decreased from the preceding fiscal year, forcing Hitachi to post a net loss, due primarily to a large decrease in operating income in the Power & Industrial Systems segment and an increase in operating loss in the Digital Media & Consumer Products segment.

Unconsolidated Basis

				(Billions of yen)
Fiscal Year	2003	2004	2005	2006	2007
Revenues	2,488.8	2,597.4	2,713.3	2,785.1	2,807.2
Operating Income (Loss)	7.5	(5.6)	1.0	(66.2)	(74.1)
Ordinary Income (Loss)	20.1	22.2	42.6	(37.2)	(45.9)
Net Income (Loss)	40.1	10.3	37.0	(178.0)	(127.8)

Total Assets	3,708.3	3,752.5	3,834.2	3,873.9	3,659.9

Notes:	1.	In fiscal 2004, the Company posted an operating loss due to deterioration in profitability of its main business sectors. Net income substantially decreased from the preceding fiscal year due to posting an extraordinary loss, which includes an impairment loss on shares of an affiliated company engaging in plasma display panel operations and restructuring charges relating to digital media product business in Japan.

	2.	In fiscal 2005, profitability in the Company’s main business sectors was improved and ordinary income and net income increased due to an increase in non-operating income.

	3.	In fiscal 2006, the Company posted a large amount of loss due primarily to a decrease in prices of plasma TVs and an impairment loss on shares of an affiliated company engaging in hard disk drive business.

	4.	In fiscal 2007, operating loss increased due to the deterioration of performance in the flat-panel TV business. The Company posted a loss, following the previous fiscal year, due primarily to posting an impairment loss on shares of, and an allowance for doubtful receivables for an affiliated company engaging in the plasma display panel operations.

(11) Directors and Executive Officers

1) Name, Position and Responsibilities, etc. of Directors and Executive Officers

Directors (As of March 31, 2008)

Name	Position	Committee Membership	Principal Position outside the Company
Etsuhiko Shoyama	Chairman of the Board	Nominating Committee (Chair) Compensation Committee (Chair)	Chairman of the Board, Hitachi Chemical Co., Ltd. Director, NIPPON MINING HOLDINGS, INC.
Kazuo Furukawa	Director	Nominating Committee Compensation Committee	—
Yoshiki Yagi	Director	Audit Committee (Chair)	Director, Hitachi Metals, Ltd. Chairman of the Board, Hitachi Capital Corporation Chairman of the Board, Hitachi Kokusai Electric Inc. Auditor, Sompo Japan Insurance Inc.
Tadamichi Sakiyama	Director	Audit Committee	Director, Hitachi Information Systems, Ltd. Chairman of the Board, Hitachi Transport System, Ltd.
*Toyoaki Nakamura	Director	—	—
*Yoshie Ota	Director	Nominating Committee Audit Committee	Advisor, Japan Institute of Workers’ Evolution Auditor, Takara Holdings Inc.**
*Mitsuo Ohashi	Director	Nominating Committee	Chairman of the Board, Showa Denko K.K. Director, Mizuho Financial Group, Inc.** Director, Chugai Pharmaceutical Co., Ltd.** Auditor, Fukoku Mutual Life Insurance Company**
*Akihiko Nomiyama	Director	Audit Committee Compensation Committee	Special Advisor, NIPPON MINING HOLDINGS, INC. Director, Mizuho Financial Group, Inc.**
*Kenji Miyahara	Director	Audit Committee Compensation Committee	Senior Advisor, Sumitomo Corporation Director, NEC Corporation**
Tohru Motobayashi	Director	Nominating Committee Compensation Committee	Attorney at Law
*Takeo Ueno	Director	—

Senior Adviser, Hitachi Via Mechanics, Ltd.

Director, Hitachi Cable, Ltd.

Director, Hitachi Construction Machinery Co., Ltd.

Director, Hitachi High-Technologies Corporation

Auditor, Hitachi Koki Co., Ltd.

Isao Uchigasaki	Director	—	Advisor to the Board, Hitachi Chemical Co., Ltd. Chairman of the Board, Hitachi Information Systems, Ltd.
*Michihiro Honda	Director	—	Chairman of the Board, Hitachi Metals, Ltd. Director, Hitachi Transport System, Ltd.

Notes:	1.	The Directors marked with * were newly elected and assumed their positions at the 138th Ordinary General Meeting of Shareholders on June 26, 2007.

	2.	Directors, Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara, and Mr. Tohru Motobayashi are outside directors who fulfill the qualification requirements as provided for in Article 2, Item 15 of the Companies Act of Japan. Of the five individuals, those with ** in the “Principal Position outside the Company” column serve as an outside Director or an outside Auditor of the company listed in said column.

	3.	Mr. Yoshiki Yagi, Chairman of the Audit Committee, has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department, Director and Executive Officer responsible for accounting and finance of the Company.

	4.	Mr. Tadamichi Sakiyama, a member of the Audit Committee, has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department and General Manager of Internal Auditing Office of the Company, and as Director and Executive Officer responsible for accounting, finance and audit of Hitachi Construction Machinery Co., Ltd.

	5.	The Company has continuous transactions, including the purchase of aluminum metal and other products as well as the sale of information system equipment and software, with Showa Denko K.K. The purchases from Showa Denko are negligible in comparison to the total procurement costs of the Company and to the total sales of Showa Denko. The Company’s sales to Showa Denko are also negligible in comparison to the total sales of the Company.

	6.	The Company has continuous transactions, including the purchase of fuel oil, copper foil, and other products as well as the sale of information system equipment and software, with NIPPON MINING HOLDINGS, INC. and its subsidiaries, which are business companies. The purchases from the NIPPON MINING HOLDINGS Group are negligible in comparison to the total procurement costs of the Company and to the total sales of the NIPPON MINING HOLDINGS Group. The Company’s sales to the NIPPON MINING HOLDINGS Group are also negligible in comparison to the total sales of the Company.

	7.	The Company has continuous transactions, including the purchase of steel pipes and other products as well as the sale of power generation equipment, railroad vehicles, and other products through Sumitomo Corporation. The purchases through Sumitomo Corporation are negligible in comparison to the total procurement costs of the Company and to the total sales of Sumitomo Corporation. The Company’s sales through Sumitomo Corporation are also negligible in comparison to the total sales of the Company.

Executive Officers (As of March 31, 2008)

Name	Position	Responsibilities	Principal Position outside the Company
*Kazuo Furukawa	Representative Executive Officer President and Chief Executive Officer	Overall management	—

Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Social infrastructure business (power systems business and industrial systems business)	Director, Hitachi Capital Corporation

Kunihiko Ohnuma	Representative Executive Officer Executive Vice President and Executive Officer	Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning & development systems business and consumer business) and procurement	—

Junzo Kawakami	Representative Executive Officer Executive Vice President and Executive Officer	Infrastructure technology/ products business, research & development, business incubation, quality assurance and production engineering	Director, Hitachi Metals, Ltd. Director, Hitachi Chemical Co., Ltd.

Manabu Shinomoto	Representative Executive Officer Executive Vice President and Executive Officer	Information infrastructure business (information & telecommunication systems business)	—

Masahiro Hayashi	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, Hitachi group global business, corporate export regulation, legal and corporate communications, corporate brand, Hitachi group management and corporate auditing	—

Naoya Takahashi	Senior Vice President and Executive Officer	Information & telecommunication systems business (services business (global) and platform systems business)	Chairman of the Board, Opnext, Inc.

Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development	Director, Hitachi Software Engineering Co., Ltd.

*Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer	Finance, corporate pension system, Hitachi group management and business development	—

Shozo Saito	Senior Vice President and Executive Officer	Quality assurance, production engineering and power systems engineering	—

Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (North America)	—

Minoru Tsukada	Senior Vice President and Executive Officer	Hitachi group global business (China)	—

Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)	—

Akira Maru	Vice President and Executive Officer	Power systems business	—

Name	Position	Responsibilities	Principal Position outside the Company
Koji Tanaka	Vice President and Executive Officer	Power systems business (Ibaraki Area and management improvement)	—

Toshiaki Higashihara	Vice President and Executive Officer	Power systems business (overseas business promotion)	—

Gaku Suzuki	Vice President and Executive Officer	Industrial systems business	—

Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business	—

Junzo Nakajima	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)	—

Mitsuo Yamaguchi	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))	—

Makoto Ebata	Vice President and Executive Officer	Consumer business	—

Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business (marketing)	—

Yasuhiko Honda	Vice President and Executive Officer	Automotive systems business	Director, Clarion Co., Ltd.

Eiji Takeda	Vice President and Executive Officer	Research & development	—

Takao Koyama	Vice President and Executive Officer	Sales Operations (Kansai Area)	Auditor, ShinMaywa Industries, Ltd.

Kiyoshi Kozuka	Vice President and Executive Officer	Corporate planning and Hitachi group management	—

Kenji Ohno	Vice President and Executive Officer	Human resources	—

Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing	—

Masao Hisada	Vice President and Executive Officer	Procurement and Hitachi group global business	—

Hiroyuki Fukuyama	Vice President and Executive Officer	Quality assurance and production engineering	Director, Clarion Co., Ltd.

Notes: 1.	On May 1, 2007, the responsibilities of certain Executive Officers were changed as follows: corporate brand was added to the responsibilities of Mr. Masahiro Hayashi; and corporate communications and corporate brand were added to the responsibilities of Mr. Toshiaki Kuzuoka.
2.	The Executive Officers marked with * concurrently hold the position of Director.

Other Material Information Concerning Directors and Executive Officers of the Company

The Company changed its Executive Officers as of April 1, 2008 as follows.

[Executive Officers] (As of April 1, 2008)

Name	Position	Responsibilities
Kazuo Furukawa	Representative Executive Officer President and Chief Executive Officer	Overall management
Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Social infrastructure business (power systems business and industrial systems business), quality assurance and production engineering
Kunihiko Ohnuma	Representative Executive Officer Executive Vice President and Executive Officer	Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning & development systems business and consumer business) and procurement
Junzo Kawakami	Representative Executive Officer Executive Vice President and Executive Officer	Infrastructure technology/products business, research & development and business incubation
Manabu Shinomoto	Representative Executive Officer Executive Vice President and Executive Officer	Information infrastructure business (information & telecommunication systems business) and information systems
Masahiro Hayashi	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, Hitachi group global business and corporate export regulation
Naoya Takahashi	Senior Vice President and Executive Officer	Information & telecommunication systems business (services business (global) and platform systems business)
Minoru Tsukada	Senior Vice President and Executive Officer	Corporate planning
Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development
Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer	Finance, corporate pension system, Hitachi group management and business development
Shozo Saito	Senior Vice President and Executive Officer	Quality assurance, production engineering and power systems engineering
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)
Akira Maru	Vice President and Executive Officer	Power systems business
Koji Tanaka	Vice President and Executive Officer	Power systems business (Ibaraki Area and management improvement)
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)
Gaku Suzuki	Vice President and Executive Officer	Industrial systems business
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business
Junzo Nakajima	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)
Mitsuo Yamaguchi	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))
Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business (marketing)
Yasuhiko Honda	Vice President and Executive Officer	Automotive systems business
Eiji Takeda	Vice President and Executive Officer	Research & development
Takao Koyama	Vice President and Executive Officer	Sales operations (Kansai Area)
Kenji Ohno	Vice President and Executive Officer	Human capital
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing
Masao Hisada	Vice President and Executive Officer	Procurement and Hitachi group global business
Koushi Nagano	Vice President and Executive Officer	Hitachi group global business (China)

2) Matters Concerning Outside Directors

Major Activities of Outside Directors

Name	Major activities
Yoshie Ota

Ms. Ota attended all meetings of the Board of Directors held during this business term (8 days during her incumbency), as well as all meetings of the Nominating Committee (3 days during her incumbency) and the Audit Committee (8 days during her incumbency). Ms. Ota stated her opinions at the Board and Audit Committee meetings mainly from the perspective of maintaining a dynamic organizational structure based on her extensive experience in such areas as public administration.

Mitsuo Ohashi

Mr. Ohashi attended 7 days of the Board of Directors held during this business term (8 days during his incumbency), as well as all meetings of the Nominating Committee (3 days during his incumbency). Mr. Ohashi stated his opinions at the Board meetings mainly from the perspective of securing operating revenue based on his management experience with a major global manufacturer.

Akihiko Nomiyama

Mr. Nomiyama attended all meetings of the Board of Directors held during this business term (8 days during his incumbency), 7 days of Audit Committee meetings (8 days during his incumbency) and 3 days of Compensation Committee meetings (4 days during his incumbency). Mr. Nomiyama stated his opinions at the Board and Audit Committee meetings mainly from the perspective of effective allocation of business resources based on his management experience with a major global business corporation.

Kenji Miyahara

Mr. Miyahara attended all meetings of the Board of Directors held during this business term (8 days during his incumbency), 7 days of Audit Committee meetings (8 days during his incumbency), and all meetings of the Compensation Committee (4 days during his incumbency). Mr. Miyahara stated his opinions at the Board and Audit Committee meetings mainly on the promotion of solid business operations based on his management experience with a global general trading company.

Tohru Motobayashi

Mr. Motobayashi attended all meetings of the Board of Directors held during this business term (10 days during his incumbency), as well as all meetings of the Nominating Committee (5 days during his incumbency) and the Compensation Committee (5 days during his incumbency). Mr. Motobayashi stated his opinions at the Board meetings mainly from the perspective of increasing corporate value based on his experience as a legal expert.

General Intent of Limited Liability Agreement with Outside Directors

The Company has entered into a limited liability agreement stipulated in Article 427, Paragraph 1 of the Companies Act with each of Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara and Mr. Tohru Motobayashi. The general intent of the agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act.

3) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

[Method of Determination of Policy]

The Company’s Compensation Committee sets forth the policy on the determination of the amount of compensation, etc. of each Director and Executive Officer pursuant to applicable provisions of the Companies Act concerning companies with the Committee System.

[Summary of Policy]

(i) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(ii) Matters relating to Directors

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•	Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

•	Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”).

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(iii) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary, a performance-linked component and a retirement allowance.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

•

Retirement allowance will be an amount payable on retirement. The amount will be determined by adding to an amount set in accordance with the position held at retirement, an amount based on the monthly salary of previous positions held over the course of the person’s career and years of service in such positions (total years in each position, in the event of multiple periods in the same position) (the “Executive Officer’s Basic Retirement Amount”).

(iv) Miscellaneous

•

In accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003, the amount of retirement allowance for a Director or Executive Officer who was a Director or Corporate Auditor prior to the close of the Meeting will include an allowance corresponding to the person’s period of service as a Director or Corporate Auditor before the adoption of the Committee System.

•

Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced.

•

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for FY2008 and that the retirement allowance will be abolished.

Amount of Compensation to Directors and Executive Officers

	Monthly Salary and Year-end Allowance or Performance-linked Component (Fiscal 2007)		Retirement Allowance
	Number	Amount (millions of yen)	Number	Amount (millions of yen)
Directors (Outside Directors)	11 (5)	266 (66)	2 (—)	245 (—)
Executive Officers	29	861	3	165

Total	40	1,127	5	411

Notes:	1.	The number of Directors indicated in the Monthly Salary and Year-end Allowance column excludes the two Directors who serve concurrently as Executive Officers.

	2.	The retirement allowance to Directors is for two Directors who will retire due to expiration of their terms of offices at the close of the 139th Ordinary General Meeting of Shareholders to be held on June 20, 2008.

	3.	The retirement allowance to Executive Officers consists of the retirement allowance to two Executive Officers who retired on March 31, 2008, and to one Executive Officer who retired on March 31, 2007.

	4.	The retirement allowance to be paid to eligible individuals for the period spent in office until March 31, 2008, when the retirement allowance system was abolished, is estimated to be JPY692 million for nine Directors and JPY1,756 million for 30 Executive Officers.

(12) Matters Concerning the Company’s Stock (As of March 31, 2008)

1) Authorized	10,000,000,000 shares

2) Number of Shares per Unit	1,000 shares

3) 10 Largest Shareholders

Name	Shareholder’s Equity in the Company
	Share Ownership	Percentage of Total Shares Issued
	shares	%
NATS CUMCO	309,706,700	9.20
State Street Bank and Trust Company	261,707,912	7.77
The Master Trust Bank of Japan, Ltd.	208,731,000	6.20
Japan Trustee Services Bank, Ltd.	133,962,000	3.98
Nippon Life Insurance Company	100,156,195	2.97
Hitachi Employees’ Shareholding Association	96,631,952	2.87
The Dai-Ichi Mutual Life Insurance Company	76,392,222	2.27
Trust & Custody Services Bank, Ltd.	70,855,000	2.10
State Street Bank and Trust Client Omnibus Account OM02	54,677,370	1.62
Meiji Yasuda Life Insurance Company	49,138,818	1.46

Notes: 1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

2.	The Company holds 43,727,729 shares of treasury stock.

4) Shareholders Composition

Class of Shareholders	Number of Shareholders	Share Ownership (shares)	Percentage of Total Shares Issued (%)
Financial Institution and Securities Firm	386	914,861,230	27.16
Individual	366,453	911,233,744	27.06
Foreign Investor	1,034	1,418,014,296	42.10
Other	3,451	123,954,468	3.68
Government and Municipality	6	62,318	0.00

Total	371,330	3,368,126,056	100.00

(13) Matters Concerning Stock Acquisition Rights, etc. (As of March 31, 2008)

Stock Acquisition Rights Which the Company’s Directors and Executive Officers Hold

Name of Stock Acquisition Rights		Hitachi, Ltd. 2nd Stock Acquisition Rights	Hitachi, Ltd. 3rd Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights		Common Stock 489,000 shares	Common Stock 13,000 shares	Common Stock 587,000 shares

Amount to Be Paid upon Exercise of Stock Acquisition Rights		JPY782 per share	JPY705 per share	JPY719 per share

Period during Which Stock Acquisition Rights May Be Exercised		From July 30, 2005 to July 29, 2008	From October 2, 2005 to October 1, 2008	From July 29, 2006 to July 28, 2009

Number of Persons Who Hold Stock Acquisition Rights and Number of Stock Acquisition Rights Which They Hold	Directors (Excluding Outside Directors) and Executive Officers	15 persons 244 rights	1 person 8 rights	19 persons 322 rights
	Outside Directors	—	—	—
Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Other Material Information Concerning Stock Acquisition Rights, etc.

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares

Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share

Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

Note:	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2008.

(14) Matters Concerning Accounting Auditor

1)	Name of accounting auditor Ernst & Young ShinNihon

2)	Fees to accounting auditor (Fiscal 2007)

(Millions of yen)
Category	Amount
Total amount of cash and other financial benefits by the Company and its subsidiaries	1,574
Fees etc. by the Company*	504

Note:  The column marked with * includes fees for audits under applicable Financial Instruments and Exchange Act.

3)	Description of non-audit services

The Company paid fees to Ernst & Young ShinNihon for performance related to overseas tax return etc., which are non-audit services.

4)	Subsidiaries whose financial statements are audited by certified public accountants, etc. other than Company’s accounting auditors

Of the major Hitachi Group companies (listed in (5) Major Hitachi Group Companies), overseas subsidiaries have certified public accountants (“CPA”) or auditing firms other than Ernst & Young ShinNihon audit their financial statements.

5)	Dismissal and non-retention policy on accounting auditors

Dismissal

(i)	In the event an accounting auditor, which is an auditing firm, is ordered by the Prime Minister of Japan to suspend its operation related to the audit of financial statements, in whole or in part, or to dissolve the firm pursuant to Article 34-21, Paragraph 2 of the Certified Public Accountant Law, the accounting auditor shall automatically resign, since said order constitutes a cause for disqualification as accounting auditor provided for in Article 337, Paragraph 3, Item 1 of the Companies Act.

(ii)	In addition to (i) above, in the event the Audit Committee determines that the causes provided for in Articles 340, Paragraph 1, Item 1 or 2 of the Companies Act apply to an accounting auditor, due to such reasons as that it can reasonably be expected that the Prime Minister of Japan shall issue an order to suspend operations, in whole or in part, or to dissolve the firm, the Audit Committee shall determine the contents of the agenda on the dismissal of the accounting auditor to be submitted to the general meeting of shareholders.

(iii)	In the event significant adverse effects on the audit of financial statements are reasonably expected in the case of (ii) above, the Audit Committee shall dismiss the accounting auditor by unanimity. Should this occur, the Audit Committee member selected by the Audit Committee shall give a report on the dismissal of the accounting auditor and the reason therefor at the first general meeting of shareholders to be convened after said dismissal.

Non-retention

(i)	In the event individuals selected by an accounting auditor, which is an auditing firm, from among its employees to perform their duties as accounting auditors are found to fall under any or all of the items under Article 340, Paragraph 1 of the Companies Act or breach the obligation(s) of CPAs provided for in the Certified Public Accountant Law, should said auditing firm fail to select promptly individuals to perform their duties as accounting auditors in the place of the former, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(ii)	In the event it is determined that an adequate performance of duties cannot be ensured with respect to the matters related to the performance of duties by accounting auditors provided for in Article 159 of the Regulations of Companies’ Financial Statements, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(15) Policy on Determination of Distribution of Surplus etc.

        The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

(16) Summary of Resolution of Board of Directors on Enhancing Structures and Other Things to Ensure Adequacy of Business Operations

1)	Board of Directors Office (the “Office”) shall be established specifically to assist with the duties of each Committee and the Board of Directors and staffed with personnel who are not subject to orders and instructions of Executive Officers.

2)	In order to ensure the independence of the Office personnel from Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel.

3)	Executive Officers and employees shall report without delay to the members of the Audit Committee significant matters affecting the whole Company, results of internal audits, and the implementation status of reporting under the internal reporting system.

4)	In order to ensure the effectiveness of audits by the Audit Committee, standing Committee member(s) shall be appointed to the Audit Committee, and activity plans of the Audit Committee shall be prepared in coordination with the audit plans of Internal Auditing Office.

5)	A reporting system to Directors shall be established to ensure that the execution of duties by Executive Officers is in compliance with laws, regulations, and the Articles of Incorporation.

6)	Information pertaining to the execution of duties by Executive Officers shall be prepared and maintained in accordance with internal rules.

7)	A structure shall be established in which each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to various risks. Efforts shall be made to identify possible new risks through such things as progress reports on business operations and, should it become necessary to respond to a new risk, an Executive Officer responsible for responding thereto shall be appointed promptly.

8)	Efficient performance of duties shall be ensured through the following business management systems:

•

The Senior Executive Committee shall be established in order to deliberate on and facilitate the formulation of decisions based on due consideration of diverse factors regarding important issues that affect the Company and/or the Hitachi Group.

•

Based on the management policy, medium-term business plans and annual budgets, on which performance management is based, shall be prepared in order to operate business in a planned and efficient manner.

•	Internal audits shall be conducted by Internal Auditing Office to monitor and identify the status of business operations and to facilitate improvements.

•

The Audit Committee shall receive the audit plans of the accounting auditors in advance, and the prior approval of the Audit Committee shall be required with respect to the fees to be paid to and non-audit services to be requested of the accounting auditors.

•	Documented business processes shall be executed, and internal and external auditors shall examine said processes in order to ensure the reliability of financial reports.

9)	Continuous maintenance of a legal and regulatory compliance structure shall be ensured through the following business management systems:

•

Internal audits shall be conducted, and various committees shall be established for legal and regulatory compliance activities. Furthermore, an internal reporting system shall be established and education on legal and regulatory compliance shall be provided.

•

Various corporate rules and regulations shall be established, and efforts shall be made to ensure that the employees are aware of the internal control systems overall and that the systems are effective.

10)	The following measures shall be effected to ensure the adequacy of business operations within the Hitachi Group.

•	Such fundamental policies as the emphasis of the social responsibilities of business enterprises shall be shared with the Group companies.

•	A group-wide policy for compliance with applicable laws and regulations shall be established as necessary.

•

Internal audits of Company departments and Group companies shall be conducted periodically, and Directors and Corporate Auditors shall be sent from the Company to Group companies. Each company shall execute documented business processes on matters that should be reflected in financial reports, and Corporate Auditors and others shall examine said processes.

•	A structure for the adequate and efficient conduct of business operations common to Group companies shall be established.

•	The policy on transactions within the Hitachi Group is to trade fairly based on market prices

(17) Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

2. Consolidated Balance Sheets

	Fiscal 2007 (As of March 31, 2008)	Fiscal 2006 (As of March 31, 2007)
	(Millions of yen)
(Assets)
Current assets	5,401,755	5,434,135
Cash and cash equivalents	560,960	617,866
Short-term investments	61,289	33,986
Trade receivables, net
Notes	163,962	154,406
Accounts	2,365,823	2,341,609
Investments in leases	136,119	148,456
Inventories	1,441,024	1,450,258
Other current assets	672,578	687,554
Investments and advances	1,042,657	1,049,724
Property, plant and equipment	2,653,918	2,688,977
Land	478,620	465,315
Buildings	1,848,105	1,842,904
Machinery and equipment	5,770,457	5,850,195
Construction in progress	93,137	96,008
Less accumulated depreciation	(5,536,401)	(5,565,445)
Other assets	1,432,517	1,471,423
Total assets	10,530,847	10,644,259

(Liabilities)
Current liabilities	4,752,899	4,667,544
Short-term debt	723,020	894,393
Current portion of long-term debt	386,879	303,214
Trade payables
Notes	66,265	85,282
Accounts	1,601,413	1,584,959
Accrued expenses	901,546	902,164
Income taxes	101,599	87,354
Advances received	412,642	284,704
Other current liabilities	559,535	525,474
Long-term debt	1,421,607	1,489,843
Retirement and severance benefits	822,440	818,457
Other liabilities	220,781	151,869
Total liabilities	7,217,727	7,127,713

(Minority interests)
Minority interests	1,142,508	1,073,749

(Stockholders’ equity)
Common stock	282,033	282,033
Capital surplus	555,410	560,796
Legal reserve and retained earnings	1,626,497	1,713,757
Accumulated other comprehensive loss	(267,198)	(88,450)
Treasury stock, at cost	(26,130)	(25,339)
Total stockholders’ equity	2,170,612	2,442,797
Total liabilities, minority interests and stockholders’ equity	10,530,847	10,644,259

(Notes to Consolidated Balance Sheet)

1.	Deferred tax assets included in “Other current assets” and “Other assets” are JPY279,378 million and JPY335,153 million, respectively. Deferred tax liabilities included in “Other current liabilities” and “Other liabilities” are JPY1,774 million and JPY45,394 million, respectively.

2.	Goodwill and other intangible assets included in “Other assets” are JPY551,802 million.

3.	Accumulated other comprehensive loss of JPY267,198 million includes: loss on foreign currency translation adjustments of JPY69,222 million, loss on pension liability adjustments of JPY221,007 million, net unrealized holding gain on available-for-sale securities of JPY22,581 million and cash flow hedges of JPY450 million.

4.	Collateralized assets: Cash and cash equivalents of JPY55 million, short-term investments of JPY19 million, other current assets of JPY3,633 million, investments and advances of JPY556 million, land of JPY5,261 million, buildings of JPY6,867 million, machinery and equipment of JPY8,131 million, and other assets of JPY93 million.

Secured debts: Short-term debt of JPY2,399 million, current portion of long-term debt of JPY135 million, accounts payable of JPY1,346 million, long-term debt of JPY3,349 million and other liabilities of JPY348 million.

5.	Allowance deducted directly from assets: JPY42,554 million from current assets, JPY2,443 million from investments and advances, and JPY11,430 million from other assets.

6.	Notes discounted	JPY4,063 million
	Notes endorsed	JPY4,706 million
	Guarantees	JPY489,159 million
	Transferred export receivables with recourse obligations	JPY23,769 million

(Note to Per Share Information)

Net assets per share	JPY652.95

3. Consolidated Statements of Operations

	Years ended March 31
	2008	2007
	(Millions of yen)
Revenues	11,226,735	10,247,903
Cost of sales	8,777,657	8,088,371

Gross profit	2,449,078	2,159,532
Selling, general and administrative expenses	2,103,562	1,977,020

Operating income	345,516	182,512
Other income	165,133	102,987
Interest income	31,501	25,914
Dividends income	6,031	6,063
Gains on sales of stock by subsidiaries or affiliated companies	3,846	12,034
Other	123,755	58,976
Other deductions	185,867	83,161
Interest charges	42,448	37,794
Impairment losses for long-lived assets	87,549	9,918
Restructuring charges	18,110	3,983
Other	37,760	31,466

Income before income taxes and minority interests	324,782	202,338
Income taxes	272,163	162,814

Income before minority interests	52,619	39,524
Minority interests	110,744	72,323

Net income (loss)	(58,125)	(32,799)

(Note to Consolidated Statement of Operations)

Income taxes of JPY272,163 million includes current tax expense of JPY187,576 million and deferred tax expense of JPY84,587 million.

(Note to Per Share Information)

Net loss per share	JPY17.48

4. Consolidated Statement of Stockholders’ Equity (April 1, 2007 to March 31, 2008)

	(Millions of yen)
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury Stock, at cost	Total stockholders’ equity
Balance at beginning of year	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(5,457)	(9,186)	376		(14,267)
Comprehensive loss
Net loss			(58,125)			(58,125)
Other comprehensive loss				(179,124)		(179,124)

Net comprehensive loss						(237,249)

Cash dividends			(19,949)			(19,949)
Acquisition of treasury stock					(1,145)	(1,145)
Sales of treasury stock		71			354	425

Balance at end of year	282,033	555,410	1,626,497	(267,198)	(26,130)	2,170,612

(Notes to Consolidated Statement of Stockholders’ Equity)

1.	Class and number of issued shares at end of year

Common stock	3,324,307,259 shares

2.	Cash dividends

(1) Total amount of cash dividends	JPY19,949 million

(2) Cash dividends of which record date falls in fiscal 2007 and of which effective date falls in fiscal 2008

1) Total amount of cash dividends	JPY9,973 million
2) Cash dividend per share	JPY3
3) Record date	March 31, 2008
4) Effective date	May 20, 2008

3.	Class and number of shares to be issued upon exercise of stock acquisition rights (excluding those of which exercise date has not arrived) at end of year

Common stock	122,743,500 shares

5. Notes to Consolidated Financial Statements

(Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements)

1.	Basis of presentation

The consolidated financial statements presented herein, under Article 148, Paragraph 1 of the Regulations of Companies’ Financial Statements, have been prepared in conformity with accounting principles generally accepted in the United States. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States are omitted.

2.	Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.

3.	Investments in securities

The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

4.	Depreciation of fixed assets

Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives. Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the fixed-percentage-on-declining base application to the 250% declining balance application primarily for machinery and equipment used for manufacturing in order to reflect changes in the pattern of usage of long-lived depreciable assets. Accordingly, estimated salvage values were reduced. As a result of this change, operating income and income before income taxes and minority interests decreased by JPY38,379 million each, and the net loss and net loss per share increased by JPY20,316 million and JPY6.11, respectively, compared to the figures according to the conventional method.

5.	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

6.	The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of SFAS No. 87, 88, 106, and 132(R)).” Unrecognized prior service benefit and cost, and unrecognized actuarial gain or loss are amortized using the straight-line method over the average remaining service period of active employees.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Effective April 1, 2007, the Company adopted Interpretation No. 48 of the U.S. Financial Accounting Standards Board (“FASB”), “Accounting for Uncertainty in Income Taxes.” The adoption of the Interpretation resulted in a decrease by JPY3,667 million in legal reserve and retained earnings under “Increase (decrease) arising from equity transaction, net transfer of minority interest, and other” in the Consolidated Statement of Stockholders’ Equity, due to the adjustment of the balance thereof at beginning of year.

9.	Effective April 1, 2007, the Company adopted Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits,” of the FASB Emerging Issues Task Force. Adjustment made to the balance of legal reserve and retained earnings at beginning of year as a result of the adoption of the standards is minimal, and is included in the legal reserve and retained earnings under “Increase (decrease) arising from equity transaction, net transfer of minority interest, and other” in the Consolidated Statement of Stockholders’ Equity.

6. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2008	2007
	(Millions of yen)
1. Cash flows from operating activities
Net income (loss)	(58,125)	(32,799)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	541,470	472,175
Deferred income taxes	84,587	20,514
Loss on disposal of rental assets and other property	13,424	31,590
Decrease in receivables	47,843	52,599
Increase in inventories	(107,546)	(212,028)
Increase in payables	42,453	104,987
Other	227,731	178,004

Net cash provided by operating activities	791,837	615,042

2. Cash flows from investing activities
Decrease (Increase) in short-term investments	(25,437)	25,054
Capital expenditures	(474,344)	(497,771)
Purchase of rental assets, net	(339,756)	(420,156)
Proceeds from sale (purchase) of investments and subsidiaries’ common stock, net	(93,127)	(99,688)
Collection of investments in leases	311,321	318,063
Other	(16,275)	(111,672)

Net cash used in investing activities	(637,618)	(786,170)

3. Cash flows from financing activities
Increase (Decrease) in interest-bearing debt	(176,897)	165,359
Dividends paid to stockholders	(19,889)	(28,243)
Dividends paid to minority stockholders of subsidiaries	(25,787)	(20,761)
Other	37,017	4,904

Net cash provided by (used in) financing activities	(185,556)	121,259

4. Effect of exchange rate changes on cash and cash equivalents	(25,569)	9,480

5. Net decrease in cash and cash equivalents	(56,906)	(40,389)

6. Cash and cash equivalents at beginning of year	617,866	658,255

7. Cash and cash equivalents at end of year	560,960	617,866

7. Unconsolidated Balance Sheets

	Fiscal 2007 (As of March 31, 2008)	Fiscal 2006 (As of March 31, 2007)
	(Millions of yen)
(Assets)
Current assets	1,655,690	1,927,116
Cash	76,825	156,605
Notes receivable	5,403	6,877
Accounts receivable	639,388	703,695
Marketable securities	40,348	499
Money held in trust	5,031	20,663
Finished goods	52,937	49,953
Semi-finished goods	36,990	40,963
Raw materials	37,443	41,653
Work in process	103,355	144,878
Advances paid	31,519	20,939
Short-term loan receivables	422,545	475,593
Deferred tax assets	67,041	123,700
Others	168,228	146,162
Allowance for doubtful receivables	(31,369)	(5,071)
Fixed assets	2,004,278	1,946,785
Tangible fixed assets	345,902	364,827
Buildings	125,847	128,791
Structures	12,120	13,062
Machinery	98,805	109,040
Vehicles	474	330
Tools and equipment	56,364	63,509
Land	44,586	44,765
Construction in progress	7,703	5,328
Intangible fixed assets	137,603	163,148
Patents	37,267	56,792
Software	93,525	93,193
Railway and public utility installation	541	570
Others	6,269	12,592
Investments and others	1,520,771	1,418,809
Affiliated companies’ common stock	1,197,579	1,084,782
Other securities of affiliated companies	823	526
Investments in affiliated companies	42,376	40,325
Investments in securities	172,637	238,783
Long-term loan receivables	14,232	3,713
Deferred tax assets	38,716	23,127
Others	54,470	27,701
Allowance for doubtful receivables	(64)	(151)

Total assets	3,659,968	3,873,901

	Fiscal 2007 (As of March 31, 2008)	Fiscal 2006 (As of March 31, 2007)
	(Millions of yen)
(Liabilities)
Current liabilities	1,910,360	1,931,985
Trade accounts payable	633,915	646,714
Short-term debt	65,279	46,491
Commercial paper	70,000	170,000
Current installments of debentures	5,000	—
Other accounts payable	28,432	45,314
Accrued expenses	221,853	223,762
Advances received from customers	134,072	179,253
Deposits received	736,223	601,502
Warranty reserve	14,366	17,328
Others	1,216	1,619
Noncurrent liabilities	752,540	755,220
Debentures	285,000	290,000
Long-term debt	275,533	291,088
Accrued pension liability	98,629	145,434
Reserve for loss on repurchasing computers	5,346	6,636
Reserve for retirement benefits for senior executives	4,578	—
Reserve for loss on guarantees	928	—
Reserve for loss on business of affiliated companies	22,265	—
Others	60,259	22,061
Total liabilities	2,662,901	2,687,206
(Net assets)
Stockholders’ equity	969,151	1,117,685
Common stock	282,033	282,033
Capital surplus	284,028	283,978
Capital reserve	270,763	270,763
Others	13,265	13,215
Retained Earnings	430,663	578,476
Earned surplus reserve	70,438	70,438
Others	360,225	508,038
Reserve for software program development	5,296	9,785
Reserve for special depreciation	43	157
Special reserve	—	643,685
Retained earnings (losses) carried forward	354,885	(145,589)
Treasury stock	(27,573)	(26,803)
Valuation and translation adjustments	27,915	69,009
Unrealized holding gains on securities	27,560	68,554
Deferred profit or loss on hedges	355	455
Total net assets	997,066	1,186,695

Total liabilities and net assets	3,659,968	3,873,901

(Notes to Unconsolidated Balance Sheet)

1.	Collateralized assets

	(Millions of yen)
	Type of asset	Book value at end of year		Description
	Affiliated companies’ common stock		61	Collaterals for borrowings by affiliated companies
	Investments in securities		8	Collaterals for borrowings by investees
	Long-term loan receivables		92	Collaterals for borrowings by affiliated companies and investees

	Total		162

2.	Accumulated depreciation of tangible fixed assets

	Buildings	JPY	209,081 million
	Structures	JPY	35,339 million
	Machinery	JPY	486,379 million
	Vehicles	JPY	1,649 million
	Tools and equipment	JPY	248,740 million

3.	Guarantees

	(Millions of yen)
	Guarantee	Balance at end of year		Description
	Hitachi East Asia Ltd.		7,043	Guarantee for a borrowing of USD70 million from Japan Bank for International Cooperation
	Kohki Railway Systems, Ltd.		2,200	Joint and several guarantee for East Japan Railway Company (“JR East”) pursuant to the “Agreement on License to Execute and Use Patents, etc.” between Kohki Railway Systems and JR East
	Other		260	Guarantee for borrowings from financial institutions

	Total		9,503

In addition to the foregoing, the Company has entered into an agreement with each of the following overseas affiliated companies on maintaining their finances in a sound condition, etc., mainly to enhance their credit in order to support their financing activities:

Hitachi America Capital, Ltd., Hitachi International (Holland) B.V., Hitachi Finance (UK) Plc, Hitachi International Treasury Ltd., Hitachi (China) Finance Co., Ltd. and Hitachi Power Europe GmbH

4. Short-term receivables from affiliated companies	JPY	815,875 million
Long-term receivables from affiliated companies	JPY	15,819 million
Short-term payables to affiliated companies	JPY	1,217,630 million
Long-term payables to affiliated companies	JPY	7,479 million

(Note to Per Share Information)

Net assets per share	JPY299.92

8. Unconsolidated Statements of Operations

	Years ended March 31
	2008	2007
	(Millions of yen)
Revenues	2,807,269	2,785,115
Cost of sales	2,337,897	2,277,213

Gross profit on sales	469,371	507,901

Selling, general and administrative expenses	543,488	574,187

Operating income (loss)	(74,116)	(66,285)

Other income	87,501	99,546
Interest and dividends	79,659	85,917
Others	7,841	13,628
Other deductions	59,372	70,478
Interest	12,579	7,744
Others	46,792	62,733

Ordinary income (loss)	(45,987)	(37,217)

Extraordinary gain	84,154	56,803
Gain on sale of affiliated companies’ common stock	64,472	16,758
Gain on contribution of securities to employee retirement benefit trust	10,240	—
Gain on sale of real property	5,457	3,321
Gain on sale of investments in securities	3,983	36,724
Extraordinary loss	118,573	176,579
Extraordinary loss on restructuring charges	110,996	—
Loss on impairment of assets	4,659	1,204
Impairment loss on investments in securities	2,918	—
Impairment loss on affiliated companies’ common stock	—	175,375

Income (loss) before income taxes	(80,406)	(156,992)

Income taxes
Current	(21,642)	(14,375)
Deferred	69,099	35,432

Net income (loss)	(127,863)	(178,049)

(Notes to Unconsolidated Statement of Operations)

1.	The gain of JPY10,240 million on contribution of securities to the employee retirement benefit trust was realized by contributing a part of the stocks held and establishing an employee retirement benefit trust in order to increase utilization of the Company’s financial assets and to improve its pension financing.

2.	The loss of JPY110,996 million for extraordinary loss on restructuring charges is due to impairment loss on the shares of Fujitsu Hitachi Plasma Display Limited, which is a subsidiary that manufactures plasma display panels, loss due to the posting of an allowance for doubtful receivables relative to loans made to said company, and loss due to the posting of an allowance for loss on business of affiliated companies relative to said company, as well as expenses related to business restructuring in the flat-panel TV and other business sectors, and impairment loss on assets related thereto.

3.	Loss on Impairment of Assets

(1)	Summary of assets and asset groups on which impairment loss was recognized

Classification	Description	Category	Location
Assets to be held and used	Power generation facilities	Lease asset	Hitachinaka, Ibaraki Prefecture
	Patent relating to plasma display panel technology	Patent	—

(2)	Reason to recognize loss on impairment of assets

The Company recognized the impairment loss since amounts invested in the above assets are expected to be irrecoverable due to deterioration in the performance of the electrical power sales business as a result of the escalating fuel price, as well as a re-examination of the future royalty income.

(3)	Amount of impairment loss

A loss of JPY4,659 million relating to the lease asset was posted as an impairment loss and a loss of JPY12,953 million relating to the patent was posted as an extraordinary loss on restructuring charges.

(4)	Method of grouping assets

Although the grouping of assets is principally based on business divisions or places of business, said asset and asset group are grouped as a separate unit that generates a cash flow independently of other asset groups.

(5)	Calculation of recoverable amounts

Calculation is based on net sales price or value in use, whichever is higher, and a discount rate for calculation of value in use is 6.5%.

4.	Sales to affiliated companies	JPY985,686 million
	Purchases from affiliated companies	JPY1,714,827 million
	Non-operating transactions with affiliated companies	JPY58,378 million

(Note to Per Share Information)

Net loss per share            JPY38.46

9. Unconsolidated Statement of Changes in Stockholders’ Equity etc. (April 1, 2007 to March 31, 2008)

	(Millions of yen)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Others	Total capital surplus	Earned surplus reserve	Others				Total retained earnings
						Reserve for software program development	Reserve for special depreciation	Special reserve	Retained earnings (losses) carried forward
Balance at end of preceding year	282,033	270,763	13,215	283,978	70,438	9,785	157	643,685	(145,589)	578,476

Change during year
Reversal of reserve for software program development						(4,488)			4,488	—
Deposit into reserve for special depreciation							7		(7)	—
Reversal of reserve for special depreciation							(121)		121	—
Reversal of special reserve								(643,685)	643,685	—
Distribution of surplus									(19,949)	(19,949)
Net loss									(127,863)	(127,863)
Acquisition of treasury stock
Disposition of treasury stock			49	49
(Net) Change in items other than stockholders’ equity during year
Total change during year	—	—	49	49	—	(4,488)	(114)	(643,685)	500,475	(147,813)

Balance at end of year	282,033	270,763	13,265	284,028	70,438	5,296	43	—	354,885	430,663

	(Millions of yen)
	Stockholders’ equity		Valuation and translation adjustments			Total net assets
	Treasury stock	Total stockholders’ equity	Unrealized holding gains on securities	Deferred profit or loss on hedges	Total valuation and translation adjustments
Balance at end of preceding year	(26,803)	1,117,685	68,554	455	69,009	1,186,695

Change during year
Reversal of reserve for software program development		—				—
Deposit into reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Reversal of special reserve		—				—
Distribution of surplus		(19,949)				(19,949)
Net loss		(127,863)				(127,863)
Acquisition of treasury stock	(1,145)	(1,145)				(1,145)
Disposition of treasury stock	374	424				424
(Net) Change in items other than stockholders’ equity during year			(40,994)	(100)	(41,094)	(41,094)
Total change during year	(770)	(148,533)	(40,994)	(100)	(41,094)	(189,628)

Balance at end of year	(27,573)	969,151	27,560	355	27,915	997,066

(Note to Unconsolidated Statement of Changes in Stockholders’ Equity etc.)

Matters related to Class and Number of Treasury Stock

	(Shares)
	Number of shares
Class	At end of preceding year	Increase during year	Decrease during year	At end of year
Common stock	42,966,434	1,358,519	597,224	43,727,729

(Summary of Reason for Change)

The increase this fiscal year by 1,358,519 shares is due to purchases made from less-than-one unit shareholders at their request. The decrease this fiscal year by 597,224 shares is due to the disposition of 362,000 shares as a result of the exercise of stock acquisition rights and the sale of 235,224 shares to less-than-one unit shareholders at their request.

10. Notes to Unconsolidated Financial Statements

(Notes on Important Accounting Policy)

1.	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

2.	Securities and money held in trust

Affiliated companies’ common stock and investments in affiliated companies are stated at cost. Cost is determined by the moving average method.

Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized holding gains on securities.” The cost of other securities sold is computed based on the moving average method.

Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

3.	Derivatives

Derivatives are stated at fair value.

4.	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

(Change in Accounting Policy)

Effective April 1, 2007, due to the amendment of the Corporation Tax Law, the depreciation method under the amended Corporation Tax Law is being applied to tangible fixed assets acquired on or after April 1, 2007.

This change led to an increase in depreciation by JPY4,280 million compared to the conventional method, resulting in a JPY4,063 million increase in the operating loss, ordinary loss and net loss before income taxes, respectively.

(Additional Information)

Effective April 1, 2007, due to the amendment of the Corporation Tax Law, tangible fixed assets acquired on or prior to March 31, 2007 are being subjected, from the fiscal year following the one in which 5% of the acquisition value is reached as a result of the application of the depreciation method under the pre-amendment Corporation Tax Law, to a depreciation of the difference between the amount equal to 5% of the acquisition value and the memorandum value thereof over a period of five years in equal amounts, and the amount thus depreciated is being included in the depreciation posted.

This change led to an increase in depreciation by JPY5,466 million, resulting in a JPY5,072 million increase in the operating loss, ordinary loss and net loss before income taxes, respectively.

5.	Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

6.	Allowances

Allowance for doubtful receivables:

Estimated uncollectible amounts are accounted for based on loan loss ratios in the case of general receivables and based on case-by-case examination of collectibility in the case of specific receivables including doubtful receivables.

Warranty reserve:

In order to prepare for expenditures related to after-sales product services, estimated in-warranty service costs are accounted for based on past records.

Accrued pension liability:

Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2008. Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years. Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

Reserve for loss on repurchasing computers:

Projected loss on previously rented computers being returned is accounted for based on past records.

Reserve for retirement benefits for senior executives:

In order to provide for the payment of retirement benefits to senior executives, corporate officers, and the like, the Company accounted for the amount of payment required at the end of the fiscal year according to the stipulations in the Company’s internal rules.

(Change in Accounting Policy)

Although the retirement benefits for senior executives had conventionally been accounted for upon disbursement, the Company switched as of the current fiscal year to the method of accounting for the amount of payment required at the end of the fiscal year according to the internal rules as an reserve for retirement benefits for senior executives, due to the announcement of the “Accounting Standard for Directors’ Bonus (Business Accounting Standard No. 4; November 29, 2005) and the “Treatment for Auditing of Reserve under Special Taxation Measurement Law, Reserve under Special Laws and Allowance for Retirement Benefits to Senior Executives” (JICPA Audit and Assurance Practice Committee Report No. 42; April 13, 2007). As a result of this change, the amount accrued during the current fiscal year and the amount for the previous fiscal years totaling JPY5,113 million were accounted for as part of the selling, general and administrative expenses. Consequently, the operating loss, ordinary loss and net loss before income taxes that were posted are JPY4,578 million higher, respectively, compared to the amounts according to the conventional method.

Decisions were made at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 to abolish the retirement allowance system and to pay the retirement allowance for the applicable period to senior executives, corporate officers, and the like at the time of their retirement, subject to resolutions of the Compensation Committee following decisions on their retirement.

Reserve for loss on guarantees:

In order to provide for losses relating to guarantees, an estimated loss is accounted for in view of the financial conditions and the like of the parties guaranteed.

Reserve for loss on business of affiliated companies:

In order to provide for losses relating to the business of affiliated companies, the amount the Company is expected to bear in excess of the amounts invested in, loaned to, and guarantees for such companies is accounted for.

7.	Consumption tax

Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Lease transactions

Finance lease transactions, excluding those where the ownership of leased properties are to transfer to the lessee, are accounted for based on accounting methods applied to ordinary lease transactions.

9.	Hedge accounting

Deferral hedge accounting is employed.

(Notes on Accounting for Deferred Taxes)

The major causes of deferred tax assets were such things as the accrued pension liability and the accrued employees’ bonuses. The major cause of deferred tax liabilities was unrealized holding gains on securities.

(Notes on Leased Fixed Assets)

In addition to the capitalized fixed assets, as significant equipment, the Company utilizes some application software and power generation equipment under lease arrangements.

(Notes on Transactions with Related Parties)

1. Subsidiaries and Equity-Method Affiliates

						(Millions of yen)
Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance

Subsidiary	Hitachi America, Ltd.	Direct: 100.0%	Sale of the Company’s products	Underwriting capital increase	101,277	—	—

Subsidiary	Hitachi Construction Machinery Co., Ltd.	Direct: 50.3% Indirect: 0.8%	See below this table.	Underwriting capital increase	39,748	—	—

Subsidiary	Hitachi Home Electronics (America), Inc.	Indirect: 100%	Manufacture of the Company’s products	Payment of expenses related to restructuring (Note 1)	6,417	Accrued expense	6,317

Subsidiary	Hitachi Europe Ltd.	Direct: 100%	Sale of the Company’s products	Payment of expenses related to restructuring (Note 1)	5,075	Accrued expense	5,075

Subsidiary	Hitachi Asset Funding Corporation	Direct: 51.7% Indirect: 48.3%	Loans based on the pooling system	Loan (Note 2)	5,966	Short-term loan receivables	196,630
				Interest received (Note 2)	1,511

Subsidiary	Hitachi Displays, Ltd.	Direct: 50.2%	Purchase of Hitachi Displays products	Loan (Note 2)	(6,323)	Short-term loan receivables	79,469
				Interest received (Note 2)	699

Subsidiary	Hitachi Building Systems Co., Ltd.	Direct: 100%	Sales of the Company’s products	Deposit received (Note 2)	(3,431)	Deposit	94,170
				Interest paid (Note 2)	629

Subsidiary	Hitachi Capital Corporation	Direct: 57.6% Indirect: 3.0%	Leasing equipment and devices to the Company, Leasing and sale on credit of the Company’s products	Deposit received (Note 2)	15,728	Deposit	74,008
				Interest paid (Note 2)	757

Subsidiary	Hitachi-GE Nuclear Energy, Ltd.	Direct: 80%	Sale of the Company’s products	Deposit received (Note 2)	67,712	Deposit	68,030
				Interest paid (Note 2)	317

Subsidiary	Hitachi High- Technologies Corporation	Direct: 51.5% Indirect: 0.2%	Sale of the Company’s products	Deposit received (Note 2)	16,553	Deposit	45,957
				Interest paid (Note 2)	211

Subsidiary	Hitachi Kasei Business Service Co., Ltd.	Indirect: 100.0%	Sale of the Company’s products	Deposit received (Note 2)	12,368	Deposit	39,236
				Interest paid (Note 2)	139
				Loan (Note 2)	—	Short-term loan receivables	—
				Interest received (Note 2)	1

Equity- method affiliate	Hitachi Kokusai Electric Inc.	Direct: 38.7% Indirect: 0.9%	Purchase of Hitachi Kokusai Electric products	Deposit received (Note 2)	404	Deposit	25,613
				Interest paid (Note 2)	278

The Company’s Directors, Executive Officers or employees concurrently hold position of directors or officers at above companies, with the exception Hitachi Kasei Business Service Co., Ltd.

Terms of Transactions, Policy on Determining Terms of Transactions, etc.

Notes:	1.	These were payments of restructuring charges for the flat-panel TV and other businesses.
	2.	These are loans or deposits made based on the pooling system wherein the funds of affiliated companies are concentrated at the Company to be loaned to affiliated companies who have financing needs. The interest rates on loans and deposits are determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.

2. Directors/Executive Officers and Major Individual Shareholders

						(Millions of yen)
Attribute	Name of company, etc.	% of voting rights held	Relationship with the related parties	Description of Transaction	Transaction amount	Classification	Year-end balance
Company wherein senior executives and their close relatives hold a majority of the voting rights	Mitaka Communication Systems Co., Ltd. (Note 1)	—	Purchase of Mitaka Communication Systems products	Purchase of products (Note 2)	16	Accounts payable	0

Terms of Transactions, Policy on Determining Terms of Transactions, etc.

Notes: 1.	A close relative of Mr. Mitsuo Yamaguchi, Executive Officer of the Company, directly holds 55.0% of the voting rights.
2.	Products are purchased under the same terms as ordinary transactions.

11. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 12, 2008

To	Mr. Kazuo Furukawa, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain CPA Hitoshi Matsuoka

Shitei Shain

Gyomu Shikko Shain CPA Satoshi Fukui

Shitei Shain

Gyomu Shikko Shain CPA Takashi Ouchida

We have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to the consolidated financial statements of Hitachi, Ltd. for the business year ended March 31, 2008 for the purpose of reporting under Article 444, Paragraph 4 of the Companies Act. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period of the consolidated financial statements in accordance with the accounting principles generally accepted in the United States, pursuant to the provision of Article 148, Paragraph 1 of the Regulations of Companies’ Financial Statements. (See Item 1 of the “Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements” in the “Notes to Consolidated Financial Statements”)

Additional Information

As indicated in Note 4 “Depreciation of fixed assets” under “Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements,” the Company has employed the 250% declining balance method from this fiscal year.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

12. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated financial statements of the Company (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to consolidated financial statements) during the 139th business term (from April 1, 2007 to March 31, 2008). We hereby report as follows on the method and result thereof:

1. Method of Audit

We received reports from the Executive Officers and others in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, on the consolidated financial statements, and requested explanations as necessary. Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties, and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 159 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the consolidated financial statements for this business term in accordance with the foregoing method.

2. Result of Audit

We are of the opinion that the method and result of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon, are appropriate.

May 13, 2008

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Tadamichi Sakiyama (Standing)
Yoshie Ota
Akihiko Nomiyama
Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

13. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 12, 2008

To	Mr. Kazuo Furukawa, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., the notes to the unconsolidated financial statements, and their supporting schedules of Hitachi, Ltd. for the 139th business year ended March 31, 2008 pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act. Management of the Company is responsible for preparing such unconsolidated financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the unconsolidated financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the unconsolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall unconsolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions.

In our opinion, the unconsolidated financial statements and their supporting schedules referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company for the period of the unconsolidated financial statements and their supporting schedules based on the accounting standards generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

14. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 139th business term (from April 1, 2007 to March 31, 2008). We hereby report as follows on the method and results thereof:

1.	Method of Audit

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, Paragraph 1, Item 1 (ro) and (ho) of the Companies Act and the status of the systems (internal control systems) established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We examined the contents of the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report giving due consideration to such things as the circumstances of deliberations by the Board of Directors and others. As regards subsidiaries, we sought to communicate and exchange information with the Directors, Executive Officers, Auditors, and others of the subsidiaries, and received reports on their business operations as necessary.

Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 159 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the business reports, the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., and the notes to unconsolidated financial statements), and their supporting schedules for this business term in accordance with the foregoing method.

2.	Results of Audit

(1) Results of Audit on Business Report etc.

We are of the opinion:

1)	that the business report and its supporting schedules fairly present the state of the Company in accordance with the laws, regulations and the Articles of Incorporation.

2)	that, in connection with the performance by Directors and Executive Officers of their duties, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

3)	that the contents of the resolution by the Board of Directors concerning internal control systems are appropriate. Further, there is nothing to note with respect to the performance by Directors and Executive Officers of their duties related to said internal control systems.

4)	that the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report are appropriate.

(2) Results of Audit on Unconsolidated Financial Statements and Their Supporting Schedules

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon are appropriate.

May 13, 2008

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Tadamichi Sakiyama (Standing)
Yoshie Ota
Akihiko Nomiyama
Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

(Supplementary Information on Consolidated Basis)

Percentage to Total Revenues by Industry Segment

Year ended March, 31, 2008
Revenues
Information & Telecommunication Systems	22%
Electronic Devices	10
Power & Industrial Systems	28
Digital Media & Consumer Products	12
High Functional Materials & Components	15
Logistics, Services & Others	10
Financial Services	3

Total	100%

Note:	The calculation of the percentage to total revenues by industry segment is on the basis including intersegment transactions and excluding corporate items and eliminations.

Revenues by Market

	Years ended March 31
	2007(A)	2008(B)		(B) /(A)
	(Billions of yen)		Percentage to total
Domestic revenues	6,093.6	6,484.4	58%	106%
Overseas revenues
Asia	1,859.6	2,167.1	19	117
North America	1,057.3	1,023.7	9	97
Europe	869.0	1,073.8	10	124
Other Areas	368.2	477.4	4	130
Subtotal	4,154.2	4,742.2	42	114

Total	10,247.9	11,226.7	100	110

Five-Year Summary

	Years ended March 31
	2004	2005	2006	2007	2008
	(Billions of yen)
Overseas revenues	2,977.5	3,277.4	3,639.6	4,154.2	4,742.2
Percentage to total revenues	34%	36%	38%	41%	42%
Capital investment	816.5	959.5	954.7	1,048.5	9,690
R&D expenditure	371.8	388.6	405.0	412.5	428.1